Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,					Six months ended June 30,
	2009	2010	2011	2012	2013	2013	2014
EARNINGS:
Income (loss) from continuing operations before income taxes	$2,811	$7,158	$(38,466)	$32,829	$69,245	$27,023	$58,158
Fixed charges, exclusive of capitalized interest (a)	953	1,018	10,338	31,360	39,281	19,151	20,569

Earnings	$3,764	$8,176	$(28,128)	$64,189	$108,526	$46,174	$78,727

FIXED CHARGES:
Interest charged to expense (b)	$776	$760	$9,223	$29,792	$37,271	$18,207	$19,437
Interest portion of rent expense (c)	177	258	1,115	1,568	2,010	944	1,132

Fixed charges, exclusive of capitalized interest	953	1,018	10,338	31,360	39,281	19,151	20,569
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$953	$1,018	$10,338	$31,360	$39,281	$19,151	$20,569

Ratio of earnings to fixed charges	3.95x	8.03x	n/a	2.05x	2.76x	2.41x	3.83x

Amount by which earnings are inadequate to cover fixed charges	n/a	n/a	38,466	n/a	n/a	n/a	n/a

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.